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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            JAN BELL MARKETING, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)


                                   45076 10 9
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                                 (CUSIP NUMBER)


                           JOEL EIDELSTEIN, PRESIDENT
                          OCEAN REEF MANAGEMENT, INC.
                              19495 BISCAYNE BLVD.
                                   SUITE 800
                            AVENTURA, FLORIDA 33180
                                 (305) 931-4077

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                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                OCTOBER 28, 1996
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the accusation which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. A fee is not required only if the reporting person: (1)has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2)has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class). (See Rule 13d-7).



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(1)      Name of Reporting Person/S.S. or I.R.S. Identification Nos. of
         Persons:  Ocean Reef Management, Inc./IRS No. 65-0671435
                  --------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)[ ]  (b)[ ]

(3)      SEC Use Only
                     -----------------------------------------------------------

(4)      Source of Funds (See Instructions)      00
                                           -------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                     -----------------------------------------------------------

(6)      Citizenship or Place of Organization             Florida
                                             -----------------------------------


                 (7)      Sole Voting Power                            1,609,800
Number of                                  -------------------------------------
Shares
Beneficially     (8)      Shared Voting Power                                -0-
Owned by                                     -----------------------------------
Each
Reporting        (9)      Sole Dispositive Power                      1,609,800*
Person With                                     --------------------------------

                 (10)     Shared Dispositive Power                           -0-
                                                  ------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 1,609,800*
                                                                     -----------

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                           -----------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)         6.23%
                                                           ---------------------

(14)     Type of Reporting Person (See Instructions)                CO
                                                    ----------------------------

         *  Subject to the Stock option Agreement described below.

ITEM 1.  SECURITY AND ISSUER

                 This statement relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Jan Bell Marketing, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 13801 N.W. 14th Street, Sunrise, Florida 33323.

ITEM 2.  IDENTITY AND BACKGROUND

                 This statement is filed on behalf of Ocean Reef Management, Inc., a Florida corporation whose address is 19495 Biscayne Boulevard, Suite 800, Miami, Florida 33180. The principal business of Ocean Reef is investment management. The President of Ocean Reef is Mr. Joel Eidelstein, a U.S. citizen.





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         During the last five years, Ocean Reef has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Ocean Reef has entered into a Stock Option Agreement and Voting Agreement and Irrevocable Proxy (the "Voting Agreement"), copies of which are attached hereto as Exhibits 1 and 2. The source of funds for the purchase of the stock option was cash on hand. In the event Ocean Reef elects to exercise all or a portion of the stock option, it may fund the exercise price from a combination of cash on hand and through debt and equity raised from its investors.


ITEM 4.  PURPOSE OF TRANSACTION.

         Ocean Reef acquired the option to acquire the shares of Common Stock referenced in Item 5 hereof in order to acquire a substantial interest in the Issuer initially for investment purposes and principally because Ocean Reef believed that the Common Stock was generally undervalued by the market. In addition, Ocean Reef has begun and is continuing to investigate and explore any opportunities that may exist for Ocean Reef to increase the value of its investment. Such opportunities could potentially involve Ocean Reef's efforts to cause the occurrence of any one or more of the actions:

         (a) The acquisition by Ocean Reef of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;





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         (g)     Changes in the Issuer's charter, bylaws or instruments
                 corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)     Any action similar to any of those enumerated above.

         Furthermore, Ocean Reef intends to review its investment in Common Stock on a regular basis and, depending upon circumstances then existing, including, without limitation, Ocean Reef's evaluation of the Issuer's securities, business, assets and operations, other investment opportunities, general economic and market conditions, legal and regulatory constraints, and other factors, Ocean Reef may from time to time acquire additional shares of Common Stock or dispose of all or a portion of its option or the underlying shares of Common Stock, in the open market, through privately negotiated transactions or otherwise, and may determine to take such other actions with respect to the Common Stock or the Issuer as Ocean Reef may deem advisable, including any one or more of the actions referenced in Reg. Section 240.13d-101.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The following chart indicates the number and percentage of shares of Common Stock beneficially owned by Ocean Reef:

                                      NUMBER OF SHARES OF       PERCENTAGE OF
                                         COMMON STOCK         OUTSTANDING SHARES
                       NAME           BENEFICIALLY OWNED       OF COMMON STOCK
                 -----------------    -------------------     ------------------
                 Ocean Reef
                  Management, Inc.       1,609,800(1)                 6.23%

------------------------

(1) Represents shares subject to the Stock Option Agreement attached hereto as Exhibit 1.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The shares of Common Stock referred to in this Schedule 13-D and subject to the Stock Option Agreement and Voting Agreement. In general, the Stock Option Agreement provides that Ocean Reef has the option to purchase the shares for $4.50 per share at any time prior to the six





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month anniversary of the date of execution.  See Exhibit 1 for further details.
The Voting Agreement provides that Ocean Reef has been granted a proxy to vote the shares with respect to any and all matters voted upon by the Issuer's shareholders. See Exhibit 2.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         ---------------------------------
         Exhibit 1:       Stock Option Agreement


         Exhibit 2:       Voting Agreement and Irrevocable Proxy


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        OCEAN REEF MANAGEMENT, INC.

October 31, 1996                        By: /s/ Joel Eidelstein
                                            ------------------------------------
                                        Name: Joel Eidelstein
                                              ----------------------------------
                                        Title: President
                                               ---------------------------------


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